"ТУБӘН КАМА НЕФТЕХИМ"
АЧЫК АКЦИОНЕРЛЫК ҖӘМГЫЯТЕ
423574, Түбән Кама шәһәре
Татарстан Республикасы

"НИЖНЕКАМСКНЕФТЕХИМ"
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
423574, г. Нижнекамск
Республика Татарстан

Телетайп: "МАЯК" 724614, 724620; [redacted] 8-38; факс: (8555) 37-93-09, (095) 255-38-21
[redacted]); www.nknh.ru.

07023942

№ 14168/35-4-2 "11" мая 2007 г.

14 МАЙ 2007

RECEIVED
2007 MAY 31 A 9:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
JUN 04 2007
THOMSON FINANCIAL

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549

JSC

Re: "Nizhnekamskneftekhim" ~~INC~~
Exemption No.: 82-4791

SUPPL

Dear Sir or Madam:

In connection with "Nizhnekamskneftekhim" INC's exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii) please find enclosed herein.

Announcement
of
"Nizhnekamskneftekhim" INC Stockholders' Meeting

"Nizhnekamskneftekhim" INC hereby announces of a Stockholders' Annual Meeting to be held on April 26, 2007.

Agenda:

1. Approval of Annual Report and Annual Balance Sheet including a Lost and Profit Report and an Earnings Distribution Report according to the results of FY 2006.
2. Payment of dividends per the results of 2006.
3. Election of Members of "Nizhnekamskneftekhim" INC Board of Directors.
4. Election of Members of "Nizhnekamskneftekhim" INC Auditing Committee.
5. Approval of "Nizhnekamskneftekhim" INC Outside Auditor.
6. Approval of the 2007 Expenditure Budget for "Nizhnekamskneftekhim" INC Board of Directors.
7. Amendments to the Statute of "Nizhnekamskneftekhim" INC and approval of a rephrased Statute.

dw 6/11

8. Amendments and riders to the in-house documents governing the activities of "Nizhnekamskneftekhim" INC subdivisions and approval of rephrased in-house documents.
9. Approval of the transactions, which "Nizhnekamskneftekhim" INC is interested in.

The Meeting will take place on April 26, 2007 at the assembly hall of "Nizhnekamskneftekhim" INC Administrative Building A-12, Nizhnekamsk Town.

The meeting will be opened at 10:00 a.m.; registration of participating shareholders will begin at 8:00 a.m.

Shareholders, entered into the Register of "Nizhnekamskneftekhim" INC as on March 10, 2007, are entitled to participate in the Meeting.

Participants may become familiar with the printed materials for the Meeting in the Property Department of "Nizhnekamskneftekhim" INC. Phones: (8555) 37-56-04, 37-70-11; fax: (8555) 37-98-12.

Board of Directors of "Nizhnekamskneftekhim" INC

Sincerely yours,

I.V. Larionov

Deputy General Director
Head of Department for Corporate Property & Investment

14168/35-4-2
от 11.05.07

Securities and Exchange Commission

Division of Corporate Finance

Room 3094 (3-6)

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: "Nizhnekamskneftekhim" INC
Exemption No.: 82-4791

Dear Sir or Madam:

In connection with "Nizhnekamskneftekhim" INC's exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii) please find enclosed herein.

Announcement
of
"Nizhnekamskneftekhim" INC Stockholders' Meeting

"Nizhnekamskneftekhim" INC hereby announces of a Stockholders' Annual Meeting to be held on April 26, 2007.

Agenda:

1. Approval of Annual Report and Annual Balance Sheet including a Lost and Profit Report and an Earnings Distribution Report according to the results of FY 2006.
2. Payment of dividends per the results of 2006.
3. Election of Members of "Nizhnekamskneftekhim" INC Board of Directors.
4. Election of Members of "Nizhnekamskneftekhim" INC Auditing Committee.
5. Approval of "Nizhnekamskneftekhim" INC Outside Auditor.
6. Approval of the 2007 Expenditure Budget for "Nizhnekamskneftekhim" INC Board of Directors.
7. Amendments to the Statute of "Nizhnekamskneftekhim" INC and approval of a rephrased Statute.

8. Amendments and riders to the in-house documents governing the activities of "Nizhnekamskneftekhim" INC subdivisions and approval of rephrased in-house documents.
9. Approval of the transactions, which "Nizhnekamskneftekhim" INC is interested in.

The Meeting will take place on April 26, 2007 at the assembly hall of "Nizhnekamskneftekhim" INC Administrative Building A-12, Nizhnekamsk Town.

The meeting will be opened at 10:00 a.m.; registration of participating shareholders will begin at 8:00 a.m.

Shareholders, entered into the Register of "Nizhnekamskneftekhim" INC as on March 10, 2007, are entitled to participate in the Meeting.

Participants may become familiar with the printed materials for the Meeting in the Property Department of "Nizhnekamskneftekhim" INC. Phones: (8555) 37-56-04, 37-70-11; fax: (8555) 37-98-12.

Board of Directors of "Nizhnekamskneftekhim" INC

Sincerely yours,

I.V. Larionov

Deputy General Director
Head of Department for Corporate Property & Investment

END